Exhibit II

Nordic Investment Bank

Schedule of External Floating Indebtedness as of December 31, 2014

Currency	Amounts outstanding at December 31, 2014 in currency of borrowing	Amounts outstanding at December 31, 2014 in EUR
EUR	833,495,348.85	833,495,348.85
SEK	4,233,623.94	450,721.17
USD	46,213,000.00	38,063,586.20

		872,009,656.22